Exhibit 99.1
NEWS RELEASE

New Gold Granted Injunction to Temporarily Lift Shutdown Order at Cerro San Pedro Mine

Vancouver, B.C. – (December 14, 2009) – New Gold Inc. (“New Gold”) (TSX and NYSE AMEX-NGD) today announces that it has been granted an injunction related to the suspension of operations at its Cerro San Pedro mine in Mexico. The court ruling temporarily overturns the Mexican environmental enforcement agency’s order to suspend mining operations at the Cerro San Pedro mine. New Gold’s wholly owned Mexican subsidiary, Minera San Xavier (“MSX”), filed the appeal seeking to overturn the suspension order on December 3, 2009. Mining operations will recommence at the Cerro San Pedro mine and are expected to continue through the duration of the appeal trial.

“We are very pleased with the court’s decision and view this as an important interim step as we continue to work with the government and administrative bodies to find a permanent and mutually-beneficial solution,” says Robert Gallagher, New Gold President and CEO. “We believe the information to be provided during the trial should ultimately result in a positive long-term outcome for the company, and equally as important, for the employees at MSX, their families and all of the other key stakeholders of New Gold.”

The court decision states that to grant the injunction would not prejudice the social interest or contravene the public order. Over 500 employees and contractors at the Cerro San Pedro Mine and 1,500 indirect jobs could have been impacted if the mine suspension was prolonged. The company has and continues to strive to improve the quality of life of its employees and that of the surrounding communities through various initiatives including: enhancement of education, provision of free medical services and development of improved local infrastructure.

MSX has an enviable record of compliance with Mexican and international environmental standards and enjoys a high degree of acceptance by a majority of the residents in the area surrounding the mine due to its outstanding record of caring for the environment and its positive work in the communities.

New Gold will continue to provide updates on this matter.

About New Gold

New Gold is an intermediate gold mining company with the Mesquite Mine in the United States, Cerro San Pedro Mine in Mexico and Peak Mines in Australia. The company is expected to produce between 270,000 and 300,000 ounces of gold in 2009, growing to over 400,000 ounces in 2012 from assets currently owned by the company. New Gold has a strong portfolio of mining, development and exploration assets in mining friendly jurisdictions.  For further information on the company, please visit www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this press release, including any information relating to New Gold’s future financial or operating performance may be deemed “forward looking”. All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “does not expect”, “plans”, “anticipates”, “does not anticipate”, “believes”, “intends”, “estimates”, “projects”, “potential”, ”scheduled”, “forecast”, “budget” and similar expressions, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward looking statements are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as “Risks Factors” included in New Gold’s Annual Information Form filed on March 31, 2009 and Management Information Circular  filed on April 15, 2009, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

Hannes Portmann
Director, Corporate Development and Investor Relations
New Gold Inc.
Direct: +1 (416) 324-6014
Email: info@newgold.com
Website: www.newgold.com